Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed consolidated interim financial statements and the related notes to those statements included as Exhibit 99.1 to this Report on Form 6-K, or this Report, submitted to the Securities and Exchange Commission, or the SEC, on November 7, 2023.  We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and notes thereto, and the section entitled “Risk Factors”, each of which appear in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 1, 2023, or our Annual Report.

We present our unaudited condensed consolidated interim financial statements in accordance with International Accounting Standard 34, “Interim Financial Reporting” or IAS 34, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including generally accepted accounting principles in the United States, or U.S. GAAP.

We maintain our books and records in pounds sterling. For the convenience of the reader, we have translated pound sterling amounts as of and for the period ended September 30, 2023 into U.S. dollars at a rate of £1.00 to $1.2214. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

Unless otherwise indicated or the context otherwise requires, all references to “Immunocore,” the “Company,” “we,” “our,” “us” or similar terms refer to Immunocore Holdings plc and its consolidated subsidiaries.

The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. Forward-looking statements are based on the Company’s expectations and assumptions as of the date of this Report, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of our Annual Report and any subsequent reports that we file with the SEC. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to the date of this Report.

Overview

We are a commercial stage biotechnology company pioneering the development of a novel class of TCR bispecific immunotherapies called ImmTAX – Immune mobilizing monoclonal TCRs Against X disease – designed to treat a broad range of diseases, including cancer, infectious and autoimmune diseases. Leveraging our proprietary, flexible, off-the-shelf ImmTAX platform, we are developing a deep pipeline in multiple therapeutic areas, including four clinical stage programs in oncology and infectious disease, advanced pre-clinical programs in autoimmune disease and multiple earlier pre-clinical programs.

In 2022, we received approval for our lead product, KIMMTRAK, for the treatment of unresectable metastatic uveal melanoma, or mUM, from the U.S. Food and Drug Administration, or FDA,, the European Commission, or EC, and other health authorities. KIMMTRAK is the lead product from our ImmTAX platform and is the first new therapy in uveal melanoma in four decades. To date, we have dosed over 1,000 cancer patients with KIMMTRAK, tebentafusp, and our other ImmTAX product candidates, which we believe is the largest clinical data set of any bispecific in a solid tumor and any TCR therapeutic. Our other clinical programs are being conducted with patients with a broad range of cancers including lung, bladder, gastric, head and neck and ovarian, among others. We believe that these other ImmTAX product candidates have the potential to address other tumor types with larger addressable patient populations and significant unmet need.

Our ImmTAC Platform (Oncology)

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KIMMTRAK (tebentafusp-tebn) is the first approved TCR therapy and first therapy to demonstrate an overall survival benefit for HLA-A*02:01-positive adult patients with unresectable or HLA-A*02:01 metastatic uveal melanoma. KIMMTRAK is approved in over 35 countries, including by the FDA and the European Commission, for the treatment of this approved patient population. Launched in 2022, KIMMTRAK revenues have increased in the United States and Europe during the third quarter of 2023.  Since the beginning of the year, we launched KIMMTRAK in Austria, Israel, Italy, Finland, Switzerland and Belgium, and have reached a price agreement with Canada and Australia.

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KIMMTRAK is also being developed for the treatment of previously treated, advanced cutaneous melanoma. In June 2022, we presented updated clinical data from our Phase 1b clinical trial of KIMMTRAK in metastatic cutaneous melanoma, or mCM, at the 2022 American Society of Clinical Oncology (ASCO) Annual Meeting. In mCM patients who progressed on prior anti-PD(L)1, KIMMTRAK with durvalumab demonstrated promising overall survival, or OS, (1-yr ~75%) compared to recent benchmarks (1-yr ~55%). This trial is randomizing patients with previously treated, advanced melanoma, excluding only uveal melanoma, that have progressed on an anti-PD1, received prior ipilimumab and, if applicable, received a BRAF kinase inhibitor. Patients will be randomized to one of three arms including KIMMTRAK, as monotherapy or in combination with an anti-PD1, and a control arm. The Phase 2 portion of the trial will include 40 patients per arm and has a dual primary endpoint of OS and circulating tumor DNA, or ctDNA reduction. The Company expects to complete randomization in the second half of 2024.

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KIMMTRAK will also be studied as an adjuvant therapy for uveal (or ocular) melanoma. The Company has signed an agreement for a European Organisation for Research and Treatment of Cancer ("EORTC") sponsored trial. In the Phase 3 trial for adjuvant therapy of uveal (or ocular) melanoma (ATOM), HLA-A*02:01 positive patients after definitive treatment of high-risk primary uveal melanoma and no evidence of metastatic disease on imaging will be randomized to one of two arms: KIMMTRAK as monotherapy or observation. The primary endpoint of the trial is relapse-free survival (RFS). The Company anticipates that EORTC will randomize the first patient in 2024.

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IMC-F106C, our ImmTAC molecule targeting an optimal HLA-A*02 PRAME antigen is being evaluated in a Phase 1/2 dose escalation clinical trial in patients with multiple solid tumor cancers and is expected to initiate a Phase 3 trial in previously untreated, advanced melanoma patients in the first quarter of 2024. The initial Phase 1 of IMC-F106C, the first PRAME x CD3 ImmTAC bispecific protein, was presented at the 2022 European Society for Medical Oncology, or ESMO, Congress. Durable RECIST responses and reduction in circulating tumor DNA or ctDNA, were observed across multiple solid tumors. We are enrolling patients into the Phase 1/2 monotherapy and combination arms across multiple tumor types, including the four expansion arms for patients with advanced ovarian, non-small cell lung, endometrial cancers, and melanoma. The updated analysis of the original eighteen melanoma patients (initially presented at ESMO in September 2022) continues to show promising durability of the clinical activity (range of duration of response from 6 months to 17 months). We expect to report data from the trial in the first half of 2024. PRISM-MEL-301, the first PRAME Phase 3 trial with IMC-F106C, will randomize previously untreated, advanced melanoma to IMC-F106C+nivolumab versus nivolumab or nivolumab + relatlimab, depending on the country where the patient is enrolled.  We plan to randomize the first patient in this trial in the first quarter of 2024.

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IMC-P115C, our half-life extended ImmTAC molecule targeting an optimal HLA-A*02 PRAME antigen was announced as part of our pipeline in January 2023 with planned investigational new drug, or IND, or clinical trial application, or CTA, submission in 2024. This ImmTAC candidate was designed with the aim of improving patient convenience. IMC-P115C targets the same PRAME-A02 peptide and uses the same CD3 end and TCR specificity as IMC-F106C.

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IMC-T119C, our ImmTAC molecule targeting an optimal HLA-A*24 PRAME antigen was announced as part of our pipeline in January 2023 with planned IND or CTA submission in 2024. In order to expand the potential of TCR therapy targeting PRAME, we are developing IMC-T119C, an ImmTAC product candidate targeting a PRAME peptide presented by HLA-A24. HLA-24 is an HLA-type that is estimated to be present in 60% of people in Japan and 15-20% in Western populations.

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IMC-R117C, our ImmTAC molecule targeting an optimal HLA-A*02 PIWIL1 antigen was announced as part of our pipeline in January 2023 with planned IND or CTA submission in the fourth quarter of 2023. PIWIL1 is believed to play a role in tumor progression and is expressed across a range of tumors including colorectal, which is historically insensitive to immune checkpoints, as well as gastro-esophageal, and pancreatic cancer. PIWIL1 is also reported to be a negative prognostic marker. We believe IMC-R117C is the first PIWIL1 targeted immunotherapy.

Our ImmTAV Platform (Infectious Diseases)

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IMC-M113V, our ImmTAV molecule targeting a human immunosuppression virus, or HIV, gag antigen bispecific TCR molecule, expected to be evaluated in a Phase 1 clinical trial for which we are currently enrolling patients. Our goal is to develop a functional cure for HIV. Initial Phase 1 safety and pharmacodynamic activity data from the single ascending dose portion of the study was presented at the Conference on Retroviruses and Opportunistic Infections (CROI) in 2023. IMC-M113V was well tolerated at doses where we observed biomarkers of T cell engagement. We are enrolling people living with HIV in the multiple ascending dose, or MAD, part of the trial, to identify a safe and tolerable dosing schedule. This study will also test whether IMC-M113V could lead to reduction in the viral reservoir and control of HIV after stopping all therapies (antiretroviral therapies and ImmTAV), or functional cure. The MAD trial will enroll up to 28 patients. The Company expects to present a data update in 2024.

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IMC-I109V, our ImmTAV molecule targeting a conserved hepatitis B virus, or HBV, envelope antigen, is currently being evaluated in a Phase 1 clinical trial in patients with chronic HBV who are non-cirrhotic, hepatitis B e-Antigen negative, and virally suppressed on chronic nucleot(s)ide analogue therapy. Our goal is to develop a functional cure for HBV. We reported initial data from our trial in June 2022, observing a transient decrease in the HBV surface antigen, as well as transient elevations in alanine transaminase and cytokines. We are enrolling patients in the single ascending dose portion and have amended the study to include HBV-positive hepatocellular carcinoma in the MAD portion of the study.

Significant Events in the Three Months Ended September 30, 2023

In August 2023, we announced the advancement of IMC-F106C (PRAME-A02) into a Phase 3 registrational trial in previously untreated, advanced melanoma patients. Following an FDA Type B meeting, we are planning a registrational Phase 3 trial of IMC-F106C, with the goal of initiating the trial in the first quarter of 2024. The trial will randomize previously untreated, advanced melanoma patients to IMC-F106C+nivolumab versus nivolumab or nivolumab + relatlimab, depending on country.  Based on feedback from the FDA, the trial will initially randomize to three arms: two well-tolerated and clinically active F106C dose regimens (40 mcg and 160 mcg) and a control arm, and will discontinue one of the F106C dose regimens after an initial review of the first 60 patients randomized to the two experimental arms (90 patients randomized total). We plan to enroll the first patient in this trial in the first quarter of 2024. We estimate there are over ten thousand patients diagnosed with HLA-A*02:01 advanced cutaneous melanoma annually in Germany, France, the United Kingdom, Italy, Japan, Canada and the United States.

In early August 2023, we negotiated KIMMTRAK pricing with authorities in Germany. This price was published in September 2023 and was not materially higher than our estimates.

In August 2023, John Goll was appointed as our SVP, Finance and Chief Accounting Officer. Prior to joining us, John served as the Senior Vice President, Chief Accounting Officer at Insmed.

In the third quarter of 2023, we signed pricing agreements for KIMMTRAK (tebentafusp) with the Belgian and Canadian authorities.

Recent Developments since September 30, 2023

In October 2023, we published in the New England Journal of Medicine and presented at the ESMO 2023 Congress the long-term OS data from the KIMMTRAK (tebentafusp-tebn) Phase 3 trial in previously untreated HLA-A*02:01 positive patients with metastatic uveal melanoma. The longest of any randomized trial for metastatic uveal melanoma, the trial demonstrated a three-year OS rate of 27% in the tebentafusp arm, versus 18% in the control arm (investigator’s choice, predominantly [82%] single agent pembrolizumab).

In October 2023, we signed an agreement for an EORTC sponsored trial of tebentafusp as an adjuvant therapy for uveal (or ocular) melanoma. EORTC is a non-profit cancer research organization with a mission to coordinate and conduct international translational and clinical research to improve the standard of cancer treatment for patients. The Phase 3 trial for adjuvant therapy of ocular uveal (or ocular) melanoma (ATOM) will randomize HLA-A*02:01 positive patients after definitive treatment of high-risk primary ocular uveal melanoma and no evidence of metastatic disease on imaging. Patients will be randomized to one of two arms: KIMMTRAK as monotherapy or observation. The goal primary endpoint of the trial is to evaluate relapse-free survival (RFS). The Company anticipates that EORTC will randomize the first patient in 2024.

In October 2023, Australia’s Pharmaceutical Benefits Advisory Committee recommended tebentafusp for the treatment of HLA-A*02:01 positive adult patients with advanced uveal melanoma.

In October 2023, John Trainer joined us as the Chief Operating Officer. Prior to joining us, John served as the Chief Financial Officer at Neximmune.

In November 2023, the Centers for Medicare & Medicaid Services, or CMS published a new rule for the physician fee schedule. The rule names KIMMTRAK as a medicine identified as meeting the proposed criteria for unique circumstances whereby it does not have a proposed increased applicable percentage of unused or discarded product volume subject to refund to CMS, of 45%, and not 10% used for medicines without these unique circumstances.

Operating Results

Total net product revenue arising from the sale of KIMMTRAK was £49.7 million ($60.7 million) and £137.3 million ($167.7 million) in the three and nine months ended September 30, 2023, of which £34.5 million ($42.1 million) and £96.9 million ($118.3 million) was in the United States, £15.0 million ($18.3 million) and £39.5 million ($48.3 million) was in Europe, and £0.2 million ($0.3 million) and £0.9 million ($1.1 million) was in the rest of the world. For the three months and nine ended September 30, 2022, we recorded total net product and pre-product revenue of £36.3 million and £74.5 million, respectively.

For the three and nine months ended September 30, 2023, our research and development expenses were £31.7 million ($38.7 million) and £88.9 million ($108.6 million), respectively, as compared to £23.3 million and £62.0 million for the three and nine months ended September 30, 2022 respectively. For the three and nine months ended September 30, 2023, our selling and administrative expenses were £20.3 million ($24.8 million) and £87.5 million ($106.8 million), respectively, compared to £11.7 million and £50.6 million for the three and nine months ended September 30, 2022 respectively.

Basic and diluted profit per share for the three months ended September 30, 2023, was £0.04 (or $0.05 and $0.04, respectively) compared to a basic and diluted profit per share of £0.13 and £0.12 for the three months ended September 30, 2022. Basic and diluted loss per share for the nine months ended September 30, 2023, was £0.59 (or $0.72), compared to £0.36 for the nine months ended September 30, 2022.

Cash and cash equivalents were £364.0 million ($444.5 million) as of September 30, 2023, compared to £332.5 million as of December 31, 2022.

Components of Results of Operations

Revenue

Product revenue, Net

Product revenue, net, relates to the sale of KIMMTRAK following marketing approval. We recognize product revenue at the point in time that control transfers to a customer, which is typically on delivery to our distributors and healthcare providers. We also operate under consignment arrangements where control passes when our distributors take KIMMTRAK out of consignment inventory. The amount of revenue recognized reflects the consideration to which we expect to be entitled, net of estimated deductions for rebates, chargebacks, other customer fees and product returns. These estimates consider contractual and statutory requirements, the expected payer and patient mix, sell-through data, our customers’ inventory levels, anticipated demand and the volume of customer purchase orders, internal data, other information provided by our customers and third-party logistics providers, and, in certain countries, pricing negotiations.

Pre-Product Revenue, Net

Pre-product revenue, net, relates to the sale of tebentafusp under a compassionate use and an early access program. These programs provided patients with access to tebentafusp prior to KIMMTRAK becoming available as a marketed product in France. Pre-product revenue is recognized on delivery of tebentafusp to healthcare providers, which is the point in time when control is transferred. Such revenue is recognized net and represents the prices set by us that are expected to be retained after estimated deductions for product returns and government rebates, which are dependent on the outcome of French legislative processes and price negotiations. In September 2022, we began selling KIMMTRAK as a commercial product in France, and these sales are reflected in Product revenue, net.

Collaboration Revenue

Our revenue from collaboration agreements consists of non-refundable upfront payments, development milestones as well as reimbursement of research and development expenses.  Our only current revenue collaboration is with Genentech. In February 2023, Genentech accepted our proposal to cease co-funding the development of MAGE-A4 HLA-A02 targeted programs under our co-development and co-promotion agreement. We are responsible for development of the IMC-C103C program over the period of time to estimated completion of the Phase 1 clinical trial, with costs being shared equally with Genentech. The IMC-C103C clinical trial is nearing completion and we do not plan to enroll additional patients.

Upfront payments and development milestones are initially recorded on our statement of financial position as deferred revenue and are subsequently recognized as revenue as the underlying programs progress through research and development using an estimate of the percentage completion of each program in accordance with our accounting policy.

Operating Expenses

Cost of Product Revenue

Cost of product revenue represents production costs including raw materials, external manufacturing costs, and other costs incurred in bringing inventories to their location and condition prior to sale. Overheads and internal costs of product revenue are minimal under our manufacturing arrangements. Due to the low costs involved in manufacturing KIMMTRAK, cost of product revenue is not material, and we do not expect such costs to be material for the foreseeable future.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for current or planned investigations undertaken with the prospect of gaining new scientific or technical knowledge and understanding and consist primarily of personnel-related costs, including salaries and share-based compensation expense, for the various research and development departments, costs associated with clinical trial activities undertaken by contract research organizations, or CROs, and external manufacturing costs related to research and development undertaken by contract manufacturing organizations, or CMOs, research and development laboratory consumables, internal clinical trial expenses, costs associated with maintaining laboratory equipment, and reductions from expenses for amounts under the U.K.’s Research & Development Expenditure Credit, or RDEC, scheme. All research and development expenses are expensed as incurred due to scientific uncertainty. Those research and development expenses incurred with external organizations to undertake research and development activities on our behalf typically relate to clinical programs and are assigned to the individual programs; however, for certain pre-clinical programs and other research spend incurred externally, such spend is not assigned to individual programs. Internal research and development expenses primarily relate to personnel-related costs and research and development laboratory consumables and due to the cross functional expertise of our people it is not possible to provide a breakdown of internal costs by program.

We expect our research and development expenses to increase in the future as we advance existing and future product candidates into and through clinical studies and pursue further regulatory approval. The process of conducting the necessary clinical studies to obtain regulatory approval is costly and time-consuming. We maintain our headcount at a level required to support our continued research activities and development of our product candidates. Clinical trials generally become larger and more costly to conduct as they advance into later stages. We cannot determine with certainty the timing of initiation, the duration or the completion costs of current or future preclinical studies and clinical trials of our product candidates due to the inherently unpredictable nature of preclinical and clinical development. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of any product candidates that we develop from our programs. As a result, our research and development expenses may vary substantially from period to period based on the timing of our research and development activities. Several of our research and development programs are at an early stage. We must demonstrate the safety and efficacy of our product candidates in humans through extensive clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our products, including but not limited to the following:

•	we may face disruptions affecting the site initiation, patient enrollment, clinical trial site monitoring, development and operation of our clinical trials, including public health emergencies;
•	we or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;
•	our potential products may not have the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved;
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manufacturers may not meet the necessary standards for the production of the product candidates or may not be able to supply the product candidates in a sufficient quantity, including as a result of supply chain disruptions caused by pandemics or epidemics, the war in Ukraine and the conflict between Hamas and Israel, or global geopolitical tensions;

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we may be unable to obtain additional funding necessary to continue our operations on favorable terms or at all, including as a result of global and macroeconomic factors as described elsewhere herein;

•	we have faced and expect to face further increased costs as a result of rising global inflation including significant increases in commodity prices, energy and fuel prices, and employee costs;
•	regulatory authorities may find that our clinical trial design or conduct does not meet the applicable approval requirements; and
•	safety and efficacy results in various human clinical trials reported in scientific and medical literature may not be indicative of results we obtain in our clinical trials.

Any changes in the outcome of any of these variables with respect to the development of our product candidates in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. We may obtain unexpected results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on other product candidates. For example, if the FDA, EMA or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate.

Selling and Administrative Expenses

Selling and administrative expenses consist primarily of personnel-related costs, including salaries and share-based compensation expense, for selling, corporate and other administrative and operational functions including finance, legal, human resources, commercial expenses, information technology, as well as facility-related costs and foreign currency movements.

Following our commercialization of KIMMTRAK and our substantial increase in planned research and development expenses, as explained above, we also expect that our selling and administrative expenses will increase. We expect that we will incur increased selling, distribution, commercial, accounting, audit, legal, regulatory, compliance, director, and officer insurance costs as well as investor and public relations expenses associated with being a public company operating in multiple territories. Additionally, if and as we receive further regulatory approvals of product candidates, we anticipate an increase in payroll and expenses in connection with our commercial operations. We have experienced, and may continue to experience, increased personnel costs attributable to offering and maintaining competitive salaries due to heightened global inflation. We anticipate that we will continue to experience these and other increased costs attributable to inflation, and may also experience increased selling and administrative costs as a result of further volatility in the impact of foreign exchange differences.

Finance Income

Finance income arises from interest income on cash and cash equivalents and short-term deposits.

Finance Costs

Finance costs consist of interest expenses related to our loan and lease liabilities.

Income Tax Credit / (Charge)

We are subject to corporate taxation in the United Kingdom, United States, Ireland and Switzerland. Due to the nature of our business, on a consolidated basis, we have generated losses in most periods since inception. Our income tax charge represents income tax payable in the United States, Ireland and Switzerland.

As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax regime. Historically, we satisfied the definition of a Small and Medium-sized Enterprise, or SME, and were able to surrender some of our U.K. tax losses for a cash rebate of up to 33.35% of expenditures related to eligible research and development projects. We exceeded the size limit thresholds and no longer qualify for tax relief under the U.K. SME research and development regime in 2023. We will continue to benefit from the U.K.’s RDEC regime which can generate a cash rebate of up to 10.53% of qualifying research and development expenditures incurred prior to 1 April 2023 and 15% for expenditure incurred after this date.

We record tax credits receivable under the SME research and development tax credit regime within Income tax (charge) / credit. Tax credits receivable under the large company RDEC regime are recorded ‘above the line’ as a reduction from Research and development expenses. Whilst we expect to continue to receive cash credits under the RDEC regime, we have moved from an overall tax credit position to recording a tax charge because no SME research and development tax credits have been generated and recorded within Income tax (charge) / credit since the start of 2023. Historically, SME research and development tax credits comprised the majority of our income tax credits.

Qualifying expenditures largely comprise clinical trial costs, employment costs for relevant staff and consumables incurred as part of research and development projects. A large portion of costs relating to our research and development and clinical trial activities are eligible for inclusion within these tax credit cash credit claims.

Amendments to the U.K. R&D tax credit regime have recently been enacted, proposed or are under consultation. These amendments (amongst other things) (i) will reduce the cash rebate that may be claimed under the SME Program to 18.6% of qualifying expenditure, and (ii) increase the cash rebate that can be claimed under the RDEC regime to 15% of qualifying expenditure.  These amendments took effect from 1 April 2023. In addition, the U.K. government has recently launched a consultation on its proposal to merge the SME Program and the RDEC Program into a single scheme with effect from April 2024 and may (unless limited exceptions apply) introduce restrictions on the tax relief that can be claimed for expenditure incurred on sub-contracted R&D activities or externally provided workers, where such sub-contracted activities are not carried out in the U.K. or such workers are not subject to U.K. payroll taxes. If such a proposal is implemented, it may be the case that different (and potentially lower) caps are imposed on the amount of tax relief or credits that we can claim. These and other potential future changes to the U.K. R&D tax relief programs may have a material impact on the extent to which we can benefit from U.K. research and development tax relief.

Un-surrendered U.K. tax losses are carried forward indefinitely to be offset against future taxable profits, subject to any relevant utilization criteria and restrictions (including the U.K. Corporate Loss Restriction rules which, broadly restrict the amount of carried forward losses that can be utilized to 50% of U.K. tax profits above £5 million per year). After accounting for tax credits receivable, there were accumulated tax losses for carry forward in the United Kingdom of £241 million as of December 31, 2022. No deferred tax asset is recognized in respect of accumulated tax losses in the United Kingdom because future profits are not sufficiently certain. A deferred tax asset is recognized primarily in respect of unused tax credits carried forward for one of the Group’s U.S. subsidiaries, Immunocore LLC.

As we continue to generate significant net product revenue, we may benefit from the U.K.’s. “patent box”, which allows profits attributable to revenues from patents or patented products to be taxed at a lower rate than other revenue. The rate of tax for relevant streams of qualifying revenue for companies receiving this relief will be 10%, where applicable.

Results of Operations

Comparison of the Three Months Ended September 30, 2023 and 2022

The following table summarizes our unaudited condensed consolidated statement of profit for each period presented:

	Three Months Ended September 30,
	2023		2022
	$’000	£’000	£’000
Product revenue, net	60,727	49,719	33,252
Pre-product revenue, net	—	—	3,051
Total revenue from sale of therapies	60,727	49,719	36,303
Collaboration revenue	2,161	1,769	4,896
Total revenue	62,888	51,488	41,199

Cost of product revenue	(269)	(220)	(63)
Research and development expenses	(38,693)	(31,679)	(23,301)
Selling and administrative expenses	(24,780)	(20,288)	(11,663)
Operating (loss) / profit	(854)	(699)	6,172
Finance income	4,997	4,091	597
Finance costs	(1,993)	(1,632)	(1,785)
Net finance income / (costs)	3,004	2,459	(1,188)
Profit before taxes	2,150	1,760	4,984
Income tax credit	176	144	1,244
Profit for the period	2,326	1,904	6,228

Revenue

Product and pre-product revenue, net

Net product revenue from the sale of KIMMTRAK, and net pre-product revenue from the sale of tebentafusp as part of an early access program, are presented by region based on the location of the customer below.

	Three Months Ended September 30, 2023
	2023		2022
	$’000	£’000	£’000
United States	42,138	34,500	22,508
Europe	18,336	15,012	13,034
Rest of World	253	207	761
Total revenue from sale of therapies	60,727	49,719	36,303

For the three months ended September 30, 2023, we generated net product revenue of £49.7 million ($60.7 million) from the sale of KIMMTRAK, of which £34.5 million ($42.1 million) was in the United States, £15.0 million ($18.3 million) in Europe and £0.2 million ($0.3 million) in the rest of the world. Revenue in the United States and Europe increased in the three months ended September 30, 2023 due to continued execution of our sales strategy following commercial launch. There was an adjustment to our estimates following pricing agreement in Germany, which also contributed to the increase in European revenue in the three months ended September 30, 2023. There was no pre-product revenue in the three months ended September 30, 2023 following the transition to the commercial sale of KIMMTRAK in France in the second half of 2022. Total product and pre-product revenue of £36.3 million was lower in the three months ended September 30, 2022, as we continued to implement commercial launches in multiple territories following marketing approvals.

Collaboration revenue

Revenue from collaboration agreements decreased by £3.1 million to £1.8 million in the three months ended September 30, 2023, compared to £4.9 million for the three months ended September 30, 2022, following agreement with Genentech in February 2023 to wind down the Phase 1 clinical trial under the Genentech Collaboration.

Research and Development Expenses

	Three Months Ended September 30,
	2023		2022
	$’000	£’000	£’000
External research and development expenses:
Tebentafusp	2,269	1,858	3,448
PRAME	16,864	13,807	4,134
IMC-C103C (MAGE-A4)	459	376	2,185
IMC-I109V (HBV)	785	643	205
IMC-M113V (HIV)	965	790	1,226
Preclinical programs and other research expenses	3,117	2,552	2,081
Total external research and development expenses	24,459	20,026	13,279
Internal research and development expenses:
Salaries and other employee related costs	9,361	7,664	5,649
Share based payments	1,719	1,407	1,046
Laboratory consumables	2,029	1,661	2,144
Laboratory equipment expenses	1,468	1,202	1,040
UK R&D tax Credits	(1,377)	(1,127)	—
Other	1,034	846	143
Total internal research and development expenses	14,234	11,653	10,022
Total research and development expenses	38,693	31,679	23,301

For the three months ended September 30, 2023, our research and development expenses were £31.7 million, compared to £23.3 million for the three months ended September 30, 2022. This increase of £8.4 million was due to an increase in external research and development expenses of £6.7 million, and an increase in internal research and development expenses of £1.6 million.

The increase in our external research and development expenses of £6.7 million was primarily due to an additional £9.7 million in expenses associated with our PRAME program as we seek to advance our IMC-F106C product candidate through clinical trials and further develop our other PRAME candidates. Expenses associated with our other pre-IND programs also increased by £0.5 million in the three months ended September 30, 2023, whereas costs associated with our IMC-C103C and tebentafusp programs decreased by £3.4 million. The increase in our internal research and development expenses was largely attributable to higher employee costs as the number of staff engaged in research and development activities increased.

Selling and Administrative Expenses

	Three Months Ended September 30,
	2023		2022
	$’000	£’000	£’000

Share-based payment charge	6,488	5,312	5,280
Other employee related expenses	7,193	5,889	6,341
Selling and commercial costs	11,673	9,557	7,472
Legal and professional fees	3,122	2,556	2,450
Depreciation	1,170	958	964
Other expenses	6,491	5,314	4,340
Foreign exchange gains	(11,357)	(9,298)	(15,184)
Total selling and administrative expenses	24,780	20,288	11,663

For the three months ended September 30, 2023, our selling and administrative expenses were £20.3 million, compared to £11.7 million for the three months ended September 30, 2022, reflecting an increase of £8.6 million.

This increase primarily reflects foreign exchange gains of £9.3 million in the three months ended September 30, 2023, compared to gains of £15.2 million in the three months ended September 30, 2022. Such exchange differences arose primarily on the translation of monetary U.S. dollar balances held by our U.K. subsidiary. Selling and commercial costs increased by £2.1 million due to further costs associated with the distribution of KIMMTRAK in multiple territories.

We expect our selling and administrative expenses to increase as we continue to grow as a commercial organization and as we continue to pursue the approval and launch of KIMMTRAK in further countries. The impact of macroeconomic factors, volatility in foreign exchange differences, and global inflation may also significantly impact our selling and administrative expenses in the future.

Finance Income

Our finance income increased by £3.5 million to £4.1 million in the three months ended September 30, 2023 due to higher interest rates and our higher levels of cash and cash equivalents held in the three months ended September 30, 2023 compared to the three months ended September 30, 2022.

Income Tax Credit

For the three months ended September 30, 2023, the income tax credit amounted to £0.1 million compared to £1.2 million for the three months ended September 30, 2022. The reduction in our tax credit position is primarily a result of no longer being considered a Small and Medium-Sized Enterprise (“SME”) for U.K. R&D Tax Relief.

We continue to benefit from the U.K.’s RDEC regime which can generate a cash rebate of up to 10.53% of qualifying research and development expenditures incurred prior to April 1, 2023 and 15% for expenditure incurred after this date. Tax credits receivable under the large company RDEC regime are recorded ‘above the line’ as a reduction in research and development expenses.

Comparison of the Nine Months Ended September 30, 2023 and 2022

The following table summarizes our unaudited condensed consolidated statement of loss for each period presented:

	Nine Months Ended September 30,
	2023		2022
	$’000	£’000	£’000
Product revenue, net	167,680	137,285	64,926
Pre-product revenue, net	—	—	9,588
Total revenue from sale of therapies	167,680	137,285	74,514
Collaboration revenue	7,949	6,508	21,161
Total revenue	175,629	143,793	95,675

Cost of product revenue	(1,568)	(1,284)	(345)
Research and development expenses	(108,576)	(88,895)	(62,032)
Selling and administrative expenses	(106,840)	(87,473)	(50,579)
Operating loss	(41,355)	(33,859)	(17,281)
Finance income	12,274	10,049	725
Finance costs	(5,883)	(4,817)	(4,515)
Net finance income / (costs)	6,391	5,232	(3,790)
Loss before taxes	(34,964)	(28,627)	(21,071)
Income tax (charge) / credit	(297)	(243)	5,050
Loss for the period	(35,261)	(28,870)	(16,021)

Revenue

Product and pre-product revenue, net

Net product revenue from the sale of KIMMTRAK, and net pre-product revenue from the sale of tebentafusp as part of a compassionate use and early access program are presented by region based on the location of the customer below.

	Nine Months Ended September 30,
	2023		2022
	$’000	£’000	£’000
United States	118,286	96,845	48,327
Europe	48,281	39,529	25,423
Rest of World	1,113	911	764
Total revenue from sale of therapies	167,680	137,285	74,514

For the nine months ended September 30, 2023, we generated net product revenue of £137.3 million ($167.7 million) from the sale of KIMMTRAK, of which £96.8 million ($118.3 million) was in the United States, £39.5 million ($48.3 million) in Europe and £0.9 million ($1.1 million) in the rest of the world, following marketing approval for KIMMTRAK in the United States, Europe and other territories. There was no pre-product revenue in the nine months ended September 30, 2023 following the transition to the commercial sale of KIMMTRAK in France in the second half of 2022. Total product and pre-product revenue of £74.5 million was lower in the nine months ended September 30, 2022, as we had only recently commenced our commercial launch.

Collaboration revenue

	Nine Months Ended September 30,
	2023		2022
	$’000	£’000	£’000
Eli Lilly	—	—	7,361
Genentech	7,949	6,508	13,800
Total collaboration revenue	7,949	6,508	21,161

For the nine months ended September 30, 2023, revenue from collaboration agreements decreased by £14.7 million to £6.5 million compared to £21.2 million for the nine months ended September 30, 2022 due to the termination of our collaboration with Eli Lilly in 2022 and our agreement with Genentech in February 2023 to close enrollment and for the parties to fulfil remaining obligations for the Phase 1 clinical trial under the Genentech Collaboration.

Research and Development Expenses

	Nine Months Ended September 30,
	2023		2022
	$’000	£’000	£’000
External research and development expenses:
Tebentafusp	10,470	8,572	11,542
PRAME	36,466	29,856	8,747
IMC-C103C (MAGE-A4)	2,334	1,911	5,646
IMC-I109V (HBV)	2,341	1,917	1,334
IMC-M113V (HIV)	1,859	1,522	2,222
Preclinical programs and other research expenses	11,161	9,137	4,893
Total external research and development expenses	64,631	52,915	34,384
Internal research and development expenses:
Salaries and other employee related costs	27,274	22,330	16,680
Share based payments	5,171	4,234	2,634
Laboratory consumables	7,210	5,903	4,837
Laboratory equipment expenses	3,745	3,066	3,118
UK R&D Tax Credits	(1,377)	(1,127)	—
Other	1,922	1,574	379
Total internal research and development expenses	43,945	35,980	27,648
Total research and development expenses	108,576	88,895	62,032

For the nine months ended September 30, 2023, our research and development expenses were £88.9 million, as compared to £62.0 million for the nine months ended September 30, 2022. This increase of £26.9 million was primarily attributable to an increase in external research and development expenses of £18.5 million. Internal research and development expenses also increased by £8.3 million.

The increase in our external research and development expenses of £18.5 million was driven by £21.1 million of additional costs in connection with our PRAME program in the nine months ended September 30, 2023 as we seek to advance our IMC-F106C product candidate through clinical trials and further develop our other PRAME candidates, and an increase of £4.2 million of costs associated with our preclinical and other research expenses, driven primarily by our other pre-IND programs. These increases were partially offset by a decrease of £3.7 million of costs related to our IMC-C103C program following agreement with Genentech in February 2023 to wind down the Phase 1 clinical trial, and a decrease of £3.0 million in costs associated with tebentafusp.

The increase in our internal research and development expenses of £8.3 million was mainly due to higher employee and share based payment expenses as the headcount engaged in research and development increased.

Selling and Administrative Expenses

	Nine Months Ended September 30,
	2023		2022
	$’000	£’000	£’000

Share-based payment charge	19,709	16,136	17,780
Other employee related expenses	24,572	20,118	15,326
Selling and commercial costs	35,909	29,400	22,287
Legal and professional fees	8,991	7,361	7,462
Depreciation	3,490	2,857	3,114
Other expenses	14,037	11,493	8,953
Foreign exchange losses / (gains)	132	108	(24,343)
Total selling and administrative expenses	106,840	87,473	50,579

For the nine months ended September 30, 2023, selling and administrative expenses were £87.5 million, compared to £50.6 million for the nine months ended September 30, 2022, an increase of £36.9 million.

The increase in our selling and administrative expenses of £36.9 million primarily reflects movements in foreign exchange differences. There were exchange losses of £0.1 million in the nine months ended September 30, 2023, compared to gains of £24.3 million in the nine months ended September 30, 2022. Such exchange differences arose primarily on the translation of monetary U.S. dollar balances held by our U.K. subsidiary. Other employee costs also increased by £4.8 million due to an increase in employees engaged in administrative activities, and selling and other commercial costs increased by £7.1 million due to further costs associated with the distribution of KIMMTRAK in multiple territories.

We expect our selling and administrative expenses to increase as we continue to grow as a commercial organization and as we seek the approval and launch of KIMMTRAK in further countries. The impact of macroeconomic factors, volatility in foreign exchange differences, and global inflation may also significantly impact our selling and administrative expenses in the future.

Income Tax (Charge) / Credit

For the nine months ended September 30, 2023, the income tax charge amounted to £0.2 million compared to a £5.1 million credit for the nine months ended September 30, 2022. The move from an overall tax credit position to recording a tax charge is a result of no longer being considered a Small and Medium-Sized Enterprise, or SME, for U.K. R&D Tax Relief. No SME research and development tax credits have been generated and recorded within Income tax (charge) / credit since the start of 2023. Historically, SME research and development tax credits represented the majority of our income tax credit.

We continue to benefit from the U.K.’s RDEC regime which can generate a cash rebate of up to 10.53% of qualifying research and development expenditures incurred prior to April 1, 2023 and 15% for expenditure incurred after this date. Tax credits receivable under the large company RDEC regime are recorded ‘above the line’ as a reduction in research and development expenses.

Our income tax charge represents income payable in the United States, Ireland and Switzerland. The income tax charge for the nine months ended September 30, 2023 is lower than the income tax charge for the six months to June 30, 2023 as a result of discrete adjustments made in the three months ended September 30, 2023 in relation to additional U.K. tax credits received and less U.S. income tax paid in relation to 2022 than had been initially estimated.

Liquidity and Capital Resources

Sources of Liquidity

While we have recorded net product revenue for the sale of KIMMTRAK, we have incurred and expect to continue to incur operating losses and negative cash flows from our operations in most periods. We expect to incur significant expenses and operating losses for the foreseeable future as we advance further product candidates through preclinical and clinical development, seek further regulatory approval and pursue commercialization of existing and any additional approved product candidates. We expect that our research and development and selling and administrative costs will increase in connection with our expanding operations and as a result of global and macroeconomic conditions as described elsewhere herein. See “—Operation and Funding Requirements” below for additional discussion of factors that we expect may increase our costs. As a result, we will need additional capital to fund our operations until such time as we can generate higher levels of revenue from product sales.

We have funded our operations to date primarily with proceeds from sales of equity securities, debt financing, product sales and collaboration agreements. In February 2021, we generated net proceeds of £211.0 million ($286.9 million) from the initial public offering of our American Depositary Shares, or ADSs, on the Nasdaq Global Select Market and a concurrent private placement after underwriting discounts, commissions and directly attributable offering expenses, and in July 2022, we generated net proceeds of £116.4 million ($139.5 million) through the sale of our ordinary shares in the form of ADSs and non-voting ordinary shares in a private placement.

On September 9, 2022, we entered into an Open Market Sale AgreementSM, or the Sales Agreement, with Jefferies LLC, or Jefferies, pursuant to which we may issue and sell ADSs, each representing one ordinary share, having an aggregate offering price of up to $250,000,000, from time to time, in one or more at-the-market offerings, for which Jefferies will act as sales agent and/or principal. The ADSs to be issued and sold pursuant to the at-the-market facility has been registered under the Securities Act pursuant to our shelf registration statement on Form F-3. As of September 30, 2023, no issuances or sales had been made pursuant to the Sales Agreement.

As of September 30, 2023, and December 31, 2022, we had cash and cash equivalents of £364.0 million and £332.5 million, respectively.

Other than our loan facility entered into with Pharmakon Advisors, LP in November 2022, under which we have borrowed $50 million, which bears interest at a fixed rate of 9.75% and is due to mature in November 2028, we currently have no ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect our liquidity over the next five years, other than our lease obligations and supplier purchase commitments.

Cash Flows

The following table summarizes the primary sources and uses of cash for each period presented:

	Nine Months Ended September 30,
	2023	2023	2022
	$’000	£’000	£’000

Cash and cash equivalents at beginning of year	406,163	332,539	237,886
Net cash flows from / (used in) operating activities	14,069	11,519	(31,923)
Net cash flows from / (used in) investing activities	5,439	4,453	(139)
Net cash flows from financing activities	19,862	16,262	115,645
Net foreign exchange difference on cash held	(999)	(818)	25,720
Cash and cash equivalents at end of period	444,534	363,955	347,189

Operating Activities

Net cash from operating activities was £11.5 million for the nine months ended September 30, 2023 compared to net cash used in operating activities of £31.9 million for the nine months ended September 30, 2022. We generated cash from operating activities due to higher revenue receipts and R&D tax credit receipts of £12.6 million (relating to expenditure in 2021 and 2022) in the nine months ended September 30, 2023. In the nine months ended September 30, 2022, revenue receipts were lower in the period of our initial KIMMTRAK launch.

Investing Activities

Net cash from investing activities during the nine months ended September 30, 2023 was £4.5 million compared to net cash used in investing activities of £0.1 million for the nine months ended September 30, 2022. This is attributable to an increase in interest income receipts of £8.7 million due to increased cash balances and interest rates, partially offset by an increase in the purchase of plant, property and equipment of £2.9 million.

Financing Activities

Net cash from financing activities during the nine months ended September 30, 2023 was £16.3 million compared to £115.6 million for the nine months ended September 30, 2022. Our decrease in cash from financing activities was primarily due to £116.4 million of net proceeds from issue of share capital in a private placement during the nine months ended September 30, 2022, whereas we have not received such proceeds in the nine months ended September 30, 2023. This decrease is offset by the effect of £22.5 million of share option exercise receipts in the nine months ended September 30, 2023 compared to £4.5 million for the nine months ended September 30, 2022, respectively.

Operation and Funding Requirements

We have incurred significant losses due to our substantial research and development expenses, and our ongoing selling and administrative expenses. We have an accumulated deficit of £290.1 million as of September 30, 2023. We expect to incur significant losses in the future and expect our expenses to increase in connection with our ongoing activities, particularly as we continue our commercialization of KIMMTRAK as well as research and development and clinical activities for our product candidates. In addition, we expect to continue to incur additional costs associated with operating as both a public company and a commercial-stage company. Our expenses will also increase if, and as, we:

•	execute our sales and marketing strategy of KIMMTRAK in the United States, Europe and elsewhere;
•	create additional infrastructure to support our operations as a public company listed in the United States and our product development and planned future commercialization efforts;
•	continue to advance our ongoing and potential additional clinical trials and the development of our pre-clinical programs;
•	continue to invest in our soluble TCR platforms to conduct research to identify novel technologies;
•	change or add additional suppliers;
•	add additional infrastructure to our quality control, quality assurance, legal, compliance and other groups to support our operations as we progress product candidates toward commercialization;
•	seek to attract and retain skilled personnel;
•	seek marketing approvals and reimbursement for our product candidates, including as a result of the timing and outcome of regulatory filings and actions;
•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;
•	seek to identify and validate additional product candidates;
•	seek additional collaborations with third parties;
•	acquire or in-license other product candidates and technologies;
•
maintain, protect, defend, enforce and expand our intellectual property portfolio; and encounter increased costs, difficulties collecting receivables from our customers, supply chain or other disruptions, or delays or other issues with any of the above, including as a result of global or worsening macroeconomic conditions, including increased interest rates and rising global inflation, increases in commodity, energy and fuel prices, heightened interest rates and inflation, exchange rate fluctuations, liquidity concerns at or failures of banks and financial institutions, the war in Ukraine and the conflict between Hamas and Israel, global geopolitical tension and health epidemics or pandemics.

We held cash and cash equivalents of £364.0 million and net current assets of £318.1 million as at September 30, 2023, with an operating loss for the nine months ended September 30, 2023 of £33.9 million and net cash from operating activities of £11.5 million. The positive operational cash inflow was largely due to R&D tax credits received, and receipts from our net product revenue during the nine months ended September 30, 2023.

In assessing the going concern assumptions, we have undertaken an assessment of the current business and strategy forecasts covering a twelve month period, which includes our anticipated commercial revenue for KIMMTRAK. In assessing the downside risks, we have also considered scenarios incorporating a range of revenue from sales of KIMMTRAK. As part of considering the downside risks, we have also considered the impact of the current macroeconomic environment, such as the effects of pandemics or epidemics and other potential economic impacts including the war in Ukraine and the conflict between Hamas and Israel, and related geopolitical tension, as well as global inflation, liquidity concerns at banks and financial institutions, capital market instability, interest and exchange rate fluctuations, and increases in commodity, energy and fuel prices as well as supply chain disruptions. We have concluded that these may have a future impact on our business and implementation of our strategy and plans; however, we anticipate that any such impact will be minimal on clinical trials or other business activities over the period assessed for going concern purposes. As of the date of these financial statements, we are not aware of any specific event or circumstance that would require us to update estimates, assumptions and judgments or revise the carrying value of its assets or liabilities. Actual results could differ from these estimates, and any such differences may be material to our financial statements.

Given the current cash position and the assessment performed, we believe that we will have sufficient funds to continue to meet liabilities as they fall due for a period of at least twelve months from the date of issue of these financial statements and therefore, we have prepared the financial statements on a going concern basis. This scenario is based on our lower range of anticipated revenue levels. As we continue to incur significant expenses in the pursuit of our business strategy described herein, additional funding will be needed before further existing clinical and preclinical programs may be expected to reach commercialization, which would potentially lead to further operational cash inflows. Until we can generate revenue from product sales sufficient to fund our ongoing operations and further develop our pipeline, if ever, we expect to finance our operations in part through a combination of public or private equity offerings and debt financings or other sources, such as potential collaboration agreements, strategic alliances and licensing arrangements.

Our need and ability to raise additional capital on favorable terms or at all may be adversely impacted by global and macroeconomic conditions as described elsewhere herein. These include recent and potential future disruptions to, and volatility in, financial markets and the financial services sector in the United States and worldwide, including liquidity concerns at, and failures of, banks and other financial institutions.

Critical Accounting Policies and Significant Judgments and Estimates

Our unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2023 and 2022, respectively, have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting,” or IAS 34. The preparation of the unaudited condensed consolidated interim financial statements requires us to make judgments, estimates and assumptions that affect the value of assets and liabilities—as well as contingent assets and liabilities—as reported on the statement of financial position date, and revenues and expenses arising during the fiscal period.

The estimates and associated assumptions are based on information available when the unaudited condensed consolidated interim financial statements are prepared, historical experience and various other factors which are believed to be reasonable under the circumstances. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond our control. Hence, estimates may vary from the actual values.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they become known and are applied prospectively.

Those judgments and estimates made, together with our significant accounting policies, are set out in our consolidated financial statements for the year ended December 31, 2022.

Recently Issued and Adopted Accounting Pronouncements

There are no recently issued accounting pronouncements that are expected to materially impact our financial position and results of operations.

U.S. Domestic Filer Status

We have determined that, as of June 30, 2023, the last business day of our second quarter, we no longer meet the requirements for being a “foreign private issuer” as defined under the Securities Exchange Act of 1934, as amended, or the Exchange Act. As a result, effective January 1, 2024, we will be subject to SEC reporting and other rules and regulations applicable to U.S. domestic issuers under the Exchange Act, including the requirement to file an annual report on Form 10-K, to file periodic reports (including current reports on Form 8-K and quarterly reports on Form 10-Q) and to file registration statements on U.S. domestic issuer forms as well as complying with the sections of the Exchange Act regulating the solicitation of proxies, requiring insiders to file public reports of their share ownership and trading activities and insiders being liable for profit from trades made in a short period of time. Pursuant to SEC rules, beginning January 1, 2024, we will be required to report our financial results in U.S. dollars and under U.S. generally accepted accounting principles, including our historical financial results, which have previously been prepared in accordance with IFRS. We will also be required to comply with the rules of Nasdaq applicable to U.S. domestic issuers, including that our articles of association specify a quorum of no less than one-third of our outstanding voting ADSs for meetings of our shareholders, the solicitation of proxies and the approval by our shareholders in connection with certain events such as the acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control and certain private placements. We expect to incur significant legal, accounting, insurance and other expenses and to expend greater time and resources, as we prepare for compliance, and comply, with these requirements.